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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 2)*

                         USP Real Estate Investment Trust
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                                 (Name of Issuer)

                          Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                   903370-10-4
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 August 22, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     WC,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               289,000
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               223,200
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     289,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               289,000
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               25,000
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     289,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Steven A. Calabrese
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     US
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               289,000
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               40,800
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     289,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP No. 903370-10-4

     Pursuant to Rule 13d-1(f)(1), this Amendment No. 2 to Schedule 13D Statement is filed jointly on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), the Richard M. Osborne Trust (the "Trust") and Steven A. Calabrese for the purpose of reporting acquisitions by the Fund and the Trust of shares of beneficial interest, $1.00 par value per share (the "Shares"), of USP Real Estate Investment Trust, an Iowa trust ("USP").


Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D  is hereby amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $148,000 with a combination of working capital of the Fund and margin debt from Everen Securities, Inc. ("Everen"). A copy of the agreement setting forth the terms of the Fund's Everen margin debt is attached to the Schedule 13D Statement filed on June 27, 1997 (the "Original Schedule 13D") as Exhibit 7.1.

     The Shares reported herein as having been acquired by the Trust were acquired for the aggregate purchase price of approximately $71,500 with working capital of the Trust.


Item 4.   Purpose of Transaction.

     Item 4 of Schedule 13D  is hereby amended and supplemented as follows:

     Mr. Osborne has met with management of USP to discuss its business strategies and intends to continue such meetings.

     Pacific Gateway Properties, Inc., a New York corporation ("Pacific Gateway") that Mr. Osborne may be deemed to control, has made a preliminary proposal regarding a business combination to be negotiated among Pacific Gateway, USP and Cedar Income Fund, Ltd., an Iowa corporation ("Cedar"). Mr. Osborne is Chairman of the Board and Mr. Calabrese is also a director of Pacific Gateway. The terms, conditions and structure of any such business combination will depend on, among other things, (1) the reactions of management of USP and Cedar to Pacific Gateway's preliminary proposal, (2) Pacific Gateway's completion of its due diligence regarding the financial position and real estate portfolio of USP and Cedar, (3) review of Pacific Gateway's financial position and real estate portfolio by USP and Cedar, (4) real estate and securities market conditions and (5) other relevant factors. There can be no assurance that any business combination or other transaction will occur between Pacific Gateway, USP or Cedar.

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CUSIP No. 903370-10-4

     As previously reported, Mr. Osborne, the Fund and Mr. Calabrese reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) of Item 4 in the Original Schedule 13D or in Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.


Item 5.   Interest in Securities of the Issuer.

     Item 5 of Schedule 13D  is hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by USP, there are 3,880,000 Shares outstanding.

     The Fund beneficially owns 223,200 Shares, or approximately 5.8% of the outstanding Shares, the Trust owns 25,000 Shares, or approximately 0.6% of the outstanding Shares, and Mr. Calabrese owns 40,800 Shares, or approximately 1.0% of the outstanding Shares. As sole Manager of the Fund and sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all Shares owned by the Fund and the Trust.

     (b)  Except as described in the Voting Agreement, which is attached as
Exhibit 7.5 to Amendment No. 1 to the Schedule 13D Statement filed on July 14, 1997 ("Amendment No. 1") and incorporated herein by reference, Mr. Osborne, as sole trustee of the Trust and sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Trust and Fund. Except as described in the Voting Agreement, Mr. Calabrese has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

     Pursuant to the Voting Agreement, Mr. Osborne and Mr. Calabrese have agreed to vote together, as they mutually agree, on any matter submitted to a vote of the shareholders of USP during the term of the agreement. Because of the Voting Agreement, the Trust, the Fund and Mr. Calabrese may be deemed a group under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to all 289,000 Shares beneficially owned by them.

     (c) Since the filing of Amendment No. 1, the Fund has purchased 33,000 Shares in open market transactions as set forth below:

                                              Approximate Per Share Price
          Date           Number of Shares       (Excluding Commissions)
     ---------------     ----------------     ---------------------------
     July 22, 1997            5,000                     $4.50
     August 18, 1997         17,000                     $4.47
     August 22, 1997          7,500                     $4.50
     August 28, 1997          3,500                     $4.50

     Since the filing of Amendment No. 1, the Trust purchased 16,000 Shares in an open market transaction for $4.47 per Share on August 1, 1997.
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CUSIP No. 903370-10-4

     Since the filing of Amendment No. 1, Mr. Calabrese has not purchased any Shares.

     (d)  Not Applicable.

     (e)  Not Applicable.


Item 7.   Materials to be Filed as Exhibits.

          Exhibit 7.7       Joint Filing Agreement

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CUSIP No. 903370-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 2, 1997                TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Manager




                                        RICHARD M. OSBORNE TRUST


                                        By:/s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Trustee



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CUSIP No. 903370-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 2, 1997                STEVEN A. CALABRESE


                                       /s/ Steven A. Calabrese
                                       -----------------------






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CUSIP No. 903370-10-4

                                  Exhibit Index



     Exhibit 7.7    Joint Filing Agreement
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